SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

40 BANK STREET CANARY WHARF LONDON E14 5DS _____ (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com May 14, 2013

AFFILIATE OFFICES

_____

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

SAN FRANCISCO

WASHINGTON, D.C.

WILMINGTON

_____

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

MOSCOW

MUNICH

PARIS

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. John Reynolds

RE:	CEDC Finance Corporation International, Inc.

Amendment No. 1 to Application for Qualification on Form T-3

Filed March 11, 2013

File No. 022-28987; and

Application for Qualification on Form T-3

Filed February 25, 2013

File No. 022-28988

Dear Mr. Reynolds:

On behalf of Central European Distribution Corporation (the “Company” or “CEDC”), we are writing to respond to the Staff’s request for further information from the Company in connection with the Company’s plan to submit to the Staff a request for acceleration of the effectiveness of (i) the Application for Qualification of Indenture on Form T-3 in connection with the indenture that will govern the New Notes (as defined below) and (ii) the Application for Qualification of Indenture on Form T-3 in connection with a Supplemental Indenture (as defined below), each filed by the Company and certain of its subsidiaries on February 25, 2013.

Securities and Exchange Commission

May 14, 2013

For more information on the Company’s filings related to the Form T-3s, please see our letter to you, dated May 9, 2013 (the “May 9 Response Letter”), under the heading “Background,” a copy of which is attached as Annex A hereto.

1.	Form T-3s.

The Company has filed two Form T-3s with the Commission.

New Notes Form T-3. The first Form T-3 (the “New Notes Form T-3”) relates to the Senior Secured Notes due 2018 (the “New Senior Secured Notes”) and the Convertible Secured Notes due 2018 (the “New Convertible Notes” and, together with the New Senior Secured Notes, the “New Notes”), each to be issued by CEDC Finance Corporation International, Inc. (“CEDC FinCo”), a subsidiary of CEDC, and guaranteed by CEDC and certain of its subsidiaries. The New Notes will be issued to holders of the CEDC FinCo’s outstanding 9.125% Senior Secured Notes and 8.875% Senior Secured Notes due 2016 (together, the “Existing 2016 Notes”) pursuant to a plan of reorganization (the “Plan”) under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”). The Company and CEDC FinCo solicited votes for the Plan (the “Plan Vote”) pursuant to the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (as amended and supplemented, the “Offering Memorandum and Disclosure Statement”), filed as Exhibit (a)(1)(i) to the Company’s Tender Offer Statement on Schedule TO (the “Schedule TO”).1 The solicitation of the Plan Vote was made in compliance with Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) and the issuance of the New Notes will be made in compliance with Section 1145 of the Bankruptcy Code. As there is no exception from indenture qualification requirements of the Trust Indenture Act of 1939 (the “TIA”) for debt securities offered pursuant to Section 3(a)(9) of the Securities Act or (in the case of debt securities with a maturity of more than one year after the issue date) issued pursuant to Section 1145 of the Bankruptcy Code, CEDC FinCo filed with the Commission the New Notes Form T-3 and intends to seek an order of acceleration of effectiveness of the New Notes Form T-3 prior to the issuance of the New Notes on the Effective Date (as defined below).

Supplemental Indenture Form T-3. The second Form T-3 relates to a supplemental indenture (the “Supplemental Indenture Form T-3” and, together with the New Notes Form T-3, the “Form T-3s”) to the indenture that governs the Existing 2016 Notes (the “2016 Notes Indenture”). In connection with the Plan, the 2016 Notes Indenture will be cancelled pursuant to a court order issued pursuant to the Bankruptcy Code. Because the subsidiary guarantors of the Existing 2016 Notes are not “debtors” under the Plan, in connection with the Plan Vote CEDC FinCo solicited consents (the “Consent Solicitation”)

[1]	The Offering Memorandum and Disclosure Statement also contained the terms and conditions of an exchange offer pursuant to which CEDC FinCo offered New Notes in exchange for Existing 2016 Notes. This exchange offer has been terminated as the conditions for completion of the offer were not met.

The Offering Memorandum and Disclosure Statement was amended and restated through the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013 and filed as Exhibit (a)(1)(i) to Amendment No. 2 to the Schedule TO on March 11, 2013, as supplemented by Supplement No. 1 to the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 18, 2013 and filed as Exhibit 99.1 to the Company’s Form 8-K on March 19, 2013.

Securities and Exchange Commission

May 14, 2013

to amendments to the terms of the 2016 Notes Indenture that would, among other things, release all of the liens on the collateral that secure the Existing 2016 Notes and release all of the subsidiary guarantees of the Existing 2016 Notes (the “Collateral and Guarantee Amendments”). The Collateral and Guarantee Amendments will be effected through the execution of a supplement to the 2016 Notes Indenture (the “Supplemental Indenture”). The Collateral and Guarantee Amendments may be considered a “deemed” issuance of the Existing 2016 Notes, as such notes are modified by the releases of collateral and guarantees. Accordingly, the offer of the modified Existing 2016 Notes was made in reliance on Section 3(a)(9) of the Securities Act. Because the TIA contains no exception from the indenture qualification requirements under the TIA for offers of securities pursuant to Section 3(a)(9) of the Securities Act, CEDC FinCo filed with the Commission the Supplemental Indenture Form T-3 and intends to seek an order of acceleration of effectiveness of the Supplemental Indenture Form T-3 prior to the effectiveness of the Collateral and Guarantee Amendments pursuant to the Supplemental Indenture.

2.	The Company is Preparing to Emerge from Bankruptcy.

As anticipated in the May 9 Response Letter, the Plan was confirmed by an order of the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on May 13, 2013 (the “Confirmation Date”), and it is expected that the Plan will become effective on or about May 31, 2013 (the “Effective Date”). The New Notes will be issued on the Effective Date. The Supplemental Indenture will not become effective until the earlier of (i) such time as the Staff grants acceleration of effectiveness of the Supplemental Indenture Form T-3 or (ii) just prior to the Effective Date (when the 2016 Notes Indenture will be cancelled). The Company plans to submit a request for acceleration of the New Notes Form T-3 and the Supplemental Form T-3 prior to the Effective Date.2

Set forth below is a discussion of information that the Company believes is relevant to its plan to seek an order of acceleration of effectiveness of the Form T-3s.

3.	The Company has Complied with the Trust Indenture Act.

The Company believes that it has complied with the relevant provisions of the TIA in connection with the offering of New Notes and solicitation of consents to the Collateral and Guarantee Amendments.

The Form T-3s comply with TIA. The Company believes that each of the Form T-3s contain all of the information required to be included therein by the TIA, including the information required by Sections 306 and 307 of the TIA.3

The Offering Memorandum and Disclosure Statement contained the information specified by Section 305(c) of the TIA. The Offering Memorandum and Disclosure Statement included, as required by Section 305(a)(2)4, an analysis of any provisions of the indentures for the New Notes with respect to (A)

[2]	If an acceleration order in respect of the Form T-3s is not granted by the Effective Date, the Company’s emergence from the Chapter 11 proceedings will be delayed.
[3]	Upon the filing of an amended New Notes Form T-3, the Company believes that it will have adequately responded to all of the Staff’s comments in the Staff’s comment letter, dated March 19, 2013.
[4]	The information required by Section 305(a)(2) of the TIA is required to accompany or precede the delivery of the New Notes pursuant to Section 306(b)(2) of the TIA.

Securities and Exchange Commission

May 14, 2013

the definition of what shall constitute a default under such indentures, and the withholding of notice to the indenture security holders of any such default, (B) the authentication and delivery of the indentures securities and the application of the proceeds thereof, (C) the release or the release and substitution of any property subject to the lien of the indentures, (D) the satisfaction and discharge of the indentures and (E) the evidence required to be furnished by the obligor upon the indenture securities to the trustee as to compliance with the conditions and covenants provided for in such indentures.5 In addition, the trustee under each of the indentures for the New Notes has filed the information required under Section 305(a)(1) on Form T-1.6

Timely Filing of Form T-3s. The Company believes that it has complied on a timely basis with the filing requirements of Section 306(c) of the TIA. Section 306(c) requires that prior to the commencement of the offering of indenture securities to be governed by a TIA qualified indenture, an issuer must file an application for qualification of such indenture with the Commission. CEDC FinCo and the guarantors of the New Notes (including the Company) filed both Form T-3s prior to the commencement of the Plan Vote on February 25, 2013 and prior to any solicitation of holders of Existing 2016 Notes in connection with the Plan Vote or the exchange offer relating the Existing 2016 Notes, and prior to any solicitation of consents in connection with the Consent Solicitation.

4.	The Company and CEDC FinCo provided holders of Existing 2016 Notes with relevant information about the Company’s Business, Results of Operations and Financial Position as well as the Plan and the New Notes.

The Offering Memorandum and Disclosure Statement included relevant information about the Company’s business, results of operations and financial position, including (i) information in the Company’s Annual Report Form 10-K for the year ended December 31, 2011, as well as the Company’s Quarterly Reports for the first three quarters of 2012, including the financial statements included in those reports (each of which was incorporated by reference in the Offering Memorandum and Disclosure Statement); (ii) detailed risk factors relating to the Company’s business and financial position as well as risks associated with the Plan; (iii) a detailed discussion of the Company’s business; (iv) management’s discussion and analysis of results of operations for each of the periods for which financial statements were incorporated by reference into the Offering Memorandum and Disclosure Statement; (v) a trading update on results for the fourth quarter of 2012 that included estimates of sales volume growth and a discussion of trends in revenues, export sales, operating profit and market share, as well as anticipated write-downs in goodwill; and (vi) a detailed description of the terms of the New Notes, including the information required by Section 305(a)(2) of the TIA.

The Company notes that the Plan Vote was addressed only to holders of Existing 2016 Notes in reliance on Section 3(a)(9) of the Securities Act. Accordingly, the offerees were limited to investors who were already holders of the Company’s securities and who had access to the Company’s filings with the Commission as well as the Offering Memorandum and Disclosure Statement.

[5]	Section 306(b)(2) of the TIA requires, in relevant part, that the offering materials in respect of the indenture securities offered contain the information specified in Section 305(c) of the TIA. Section 305(c) in turn requires that the Company provide the analysis required under 305(a)(2).
[6]	Section 307(a) of the TIA requires that a Form T-3 include the information required by Section 305(a) of the TIA, including information with respect to the trustee required by 305(a)(1).

Securities and Exchange Commission

May 14, 2013

5.	The Company believes it has provided adequate information to investors in connection with the Plan Vote, and that the current delay in filing its Form 10-K for 2012 and its Form 10-Q for the first quarter of 2013 should have no bearing on the Company’s plan to request acceleration of the New Notes Form T-3.[7]

The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2012 or its Form 10-Q for the quarter ended March 31, 2013 in light of the focus by the Company’s management on the filing of the Plan under the Bankruptcy Code and related matters, and in light of the Company’s plan to restate its financial statements for the periods from and after October 1, 2010.8 However, the Company believes it has provided investors with adequate information with respect to the Company’s operating performance and financial position in connection with the Plan Vote, as described below.9

•

As noted above, the Offering Memorandum and Disclosure Statement incorporated by reference the Company’s audited financial statements for the year ended December 31, 2011, unaudited financial statements for the nine months ended September 30, 2012, the notes to such financial statements and management’s discussion and analysis of the Company’s results of operations, and the Form T-3s incorporated by reference the Offering Memorandum and Disclosure Statement. Further, the Offering Memorandum and Disclosure Statement provided an operational update to investors in respect of its fourth quarter 2012 operations that included estimates of sales volume growth and a discussion of key trends, including trends in revenues and export sales.

•

The Company filed a Notification of Late Filing on Form 12b-25 (the “May 2013 12b-25”) on May 13, 2013 in respect of the quarterly report due March 31, 2013. The May 2013 12b-25 included an update as to the Company’s unaudited estimated results for the full year 2012 that includes sales, net sales, gross profit, operating loss and impairment charges. Further, the May 2013 12b-25 provided an update on the Company’s unaudited operating results for the first quarter of 2013 that included a discussion of the Company’s estimates of changes in revenues, sales volumes and market share and estimated cash on hand and borrowings as of March 31, 2013. This information represents all of the financial information the Company is capable of providing at this time and, in light of the Company’s current circumstances including the Chapter 11 proceeding,

[7]	We note that the Trust Indenture Act does not require that a company be current in its Exchange Act periodic financial reports in order for an Application for Qualification to be declared effective by the Commission.
[8]	The Company determined that it was unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed time period without unreasonable effort and expense and, as a result, filed a Notification of Late Filing on Form 12b-25 on March 19, 2013. On May 9, 2013, the Company announced in its Form 8-K that it will restate its consolidated financial statements for the periods from and after October 1, 2010. The restatement process has resulted in delays in reviewing and finalizing the financial data to be included in the Company’s financial statements to be included in the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2013. The Company filed the May 2013 12b-25 on May 13, 2013 in respect of the quarterly report due March 31, 2013.
[9]

The Company notes that the Plan Vote expired on April 4, 2013. Accordingly, the Company believes that the current delay in the filing of the Form 10-K for the year ended December 31, 2013 and the first quarter of the 2013 would not have an effect on the Plan Vote, and accordingly, should not have any bearing on the issuance of the New Notes or the decision to accelerate the effectiveness of the Form T-3s.

Securities and Exchange Commission

May 14, 2013

the Company believes that this information provides investors with sufficient information to evaluate the Company’s operating results for the first quarter of 2013 and financial position as of March 31, 2013.

•

The Company has also provided and continues to provide investors with reports on relevant information relating to the Plan and the restructuring of its financial obligations in accordance with the requirements of Form 8-K.

* * * * *

In light of the considerations discussed above, the Company believes that, having due regard to (i) the adequacy of the information currently available to the public about the Company, (ii) the circumstances pursuant to which the New Notes are being issued (including the Chapter 11 proceedings described herein) and the Supplemental Indenture is being executed, (iii) the fact that investors voted overwhelmingly in favor of the Plan, the issuance of the New Notes and the Consent Solicitation10 and that the Court confirmed the Plan and (iv) the public interest and the protection of investors (and the Company believes that it is in the interest of its investors to issue the New Notes on the Effective Date, without any delay), it would be appropriate for the Staff to grant its request for acceleration of effectiveness of the Form T-3s when such request is made. The Company will consult with the Staff in advance of submitting such acceleration requests.

* * * * *

[10]	Holders representing approximately 92% of the outstanding principal amount of Existing 2016 Notes voted to approve the Plan. Holders representing approximately 95% of the outstanding principal amount of Existing 2016 Notes consented to the Collateral and Guarantee Amendments.

Securities and Exchange Commission

May 14, 2013

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7183, or, in my absence, Scott Simpson on +44 20 7519 7040.

Sincerely,

/s/ James A. McDonald
By:	James A. McDonald

cc:	Securities and Exchange Commission

    Jay Williamson

Central European Distribution Corporation

    Grant Winterton

    Ryan Lee

    Brian Morrissey

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

    Scott Simpson

ANNEX A

SKADDEN , ARPS , SLATE , MEAGHER & FLOM (UK) LLP
40 BANK STREET CANARY WHARF LONDON E14 5DS _____ (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com May 9, 2013

AFFILIATE OFFICES

_____

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

SAN FRANCISCO

WASHINGTON, D.C.

WILMINGTON

_____

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

MOSCOW

MUNICH

PARIS

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. John Reynolds

RE:	CEDC Finance Corporation International, Inc.

Amendment No. 1 to Application for Qualification on Form T-3

Filed March 11, 2013

File No. 022-28987; and

Application for Qualification on Form T-3

Filed February 25, 2013

File No. 022-28988

Dear Mr. Reynolds:

On behalf of Central European Distribution Corporation (the “Company” or “CEDC”), we are writing to respond to the comments set forth in your letter to Mr. Grant Winterton, Chief Executive Officer of the Company, dated March 19, 2013 (the “Comment Letter”), with respect to the above referenced filings of the Company. Set forth below are the Company’s responses to the Staff’s comments, which has been provided in each case following the text of the comments in the Comment Letter under “Comment Responses” below.

As discussed with Mr. Jay Williamson on May 7, 2013, for the convenience of the Staff, see below an overview of the process relating to the Form T-3s to which the Comment Letter relates.

Background

Exchange Offers, Plan Vote and Consent Solicitation

On February 25, 2013, the Company filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) in connection with an offer by CEDC (the “CEDC Exchange Offer”) to exchange all of its outstanding 3% Convertible Senior Notes due 2013 (“Existing 2013 Notes”) for shares of new common stock of CEDC (“New Common Stock”). The CEDC Exchange Offer was made upon the terms and conditions set forth in the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (the “Offering Memorandum and Disclosure Statement”), filed as Exhibit (a)(1)(i) to the Schedule TO. Concurrently with the CEDC Exchange Offer, CEDC’s subsidiary, CEDC Finance Corporation International, Inc. (“CEDC FinCo”), offered to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of its outstanding 9.125% Senior Secured Notes and 8.875% Senior Secured Notes due 2016 (together, the “Existing 2016 Notes”) for shares of New Common Stock and new Senior Secured Notes (“New Senior Secured Notes”).1

In connection with the Exchange Offers, CEDC and CEDC FinCo also solicited acceptances (the “Plan Vote”) to a prepackaged plan of reorganization (the “Plan”), as further described in the Offering Memorandum and Disclosure Statement. The Plan provided that in the event the Exchange Offers were terminated, CEDC and CEDC FinCo may file the Plan or another plan of reorganization under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”), and in that case, holders of Existing 2016 Notes and Existing 2013 Notes would receive the same consideration under the Plan as they would have received by participating in the Exchange Offers.

In connection with the Exchange Offers and the Plan Vote, CEDC FinCo solicited consents (the “Consent Solicitation”) to amendments (the “Proposed Amendments) to the terms of the indenture that governs the Existing 2016 Notes (the “2016 Notes Indenture”) that would (i) eliminate certain restrictive covenants in the 2016 Notes Indenture (the “Covenant Amendments”) and (ii) release all of the liens on the collateral that secures the Existing 2016 Notes and all of the subsidiary guarantees of the Existing 2016 Notes (the “Collateral and Guarantee Amendments”). The Proposed Amendments will be effected through the execution of a supplement to the 2016 Notes Indenture (the “Supplemental Indenture”)

[1]	The terms of the CEDC FinCo Exchange Offer were also contained in the Offering Memorandum and Disclosure Statement. The Existing 2016 Notes are not equity securities; accordingly, the CEDC FinCo Exchange Offer was not subject to Rule 13e-4 under the Securities Exchange Act of 1934.

Form T-3 Filings

On February 25, 2013, CEDC, CEDC FinCo and the subsidiary guarantors under the Existing 2016 Notes Indenture filed an Application for Qualification of Indenture on Form T-3 (the “New Notes Form T-3”) in connection with the indenture that will govern the New Senior Secured Notes (the “New Senior Secured Notes Indenture”).2 On February 25, 2013, CEDC and CEDC FinCo filed a separate Application for Qualification of Indenture on Form T-3 in connection with a supplemental indenture giving effect to the Proposed Amendments (the “Supplemental Indenture Form T-3”).3

Proxy Statement

On February 28, 2013, the Company filed a preliminary proxy statement on Schedule 14A (the “Proxy”) seeking stockholder approval of, among other things, the issuance of New Common Stock offered in the Exchange Offers. In light of the amendment to the Plan as described below (such that the New Common Stock will not be offered in the Exchange Offers) and the filling of the Chapter 11 Cases (as defined below), the Company intends to withdraw the Proxy and is today submitting a withdrawal request in respect of the Proxy.

March 8, 2013 Amendments to the Exchange Offers, the Plan and the Form T-3s

The terms of the CEDC Exchange Offer were amended pursuant to the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013 (the “Amended and Restated Offering Memorandum and Disclosure Statement”). The Amended and Restated Offering Memorandum and Disclosure Statement was filed as Exhibit (a)(1)(i) to Amendment No. 2 to the Schedule TO, filed with the Commission on March 11, 2013. The Amended and Restated Offering Memorandum and Disclosure Statement reflected the revised terms and conditions of the CEDC FinCo Exchange Offer. Under the revised terms and conditions of the offer, holders of Existing 2016 Notes were offered, at the election of holders participating in the offer, (i) cash consideration and/or (ii) the New Senior Secured Notes and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Notes” and, together with the New Senior Secured Notes, the “New Notes”). The Amended and Restated Offering Memorandum and Disclosure Statement also described the terms of an investment agreement (the “RTL Investment Agreement”) between the Company by Roust Trading

[2]	The offer of the New Senior Secured Notes was made in reliance on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”). Because the Trust Indenture Act of 1939 (the “TIA”) contains no exception from the qualification requirements under the TIA for offers of securities under Section 3(a)(9) of the Securities Act, the Company filed the New Notes Form T-3.
[3]	The execution of the Supplemental Indenture containing the Collateral and Guarantee Amendments may be considered a “deemed” issuance of the Existing 2016 Notes, as modified by the releases of such collateral and guarantees. The offer of the modified Existing 2016 Notes was made in reliance on Section 3(a)(9) of the Securities Act. Because the TIA contains no exception from the qualification requirements under the TIA for offers of securities under Section 3(a)(9) of the Securities Act, the Company filed the Supplemental Indenture Form T-3.

Limited (“RTL”), pursuant to which RTL will make a $172 million investment in the Company, the proceeds of which would be used to fund the cash consideration to be received by the holders of Existing 2016 Notes in the CEDC FinCo Exchange Offer. As a result of RTL’s investment and RTL’s holdings of the debt of CEDC and its subsidiaries, RTL would receive approximately 85% of the New Common Stock in CEDC.

The Amended and Restated Offering Memorandum and Disclosure Statement also amended the Plan to reflect the revised terms of the CEDC FinCo Exchange Offer. Thus, pursuant to the amended Plan, (1) holders of Existing 2016 Notes would receive, at the holders’ election, (i) cash consideration and/or (ii) New Notes and (2) holders of Existing 2013 Notes would receive New Common Stock.

On March 11, 2013, the Company filed Amendment No. 1 to the New Notes Form T-3 to, among other things, (i) file a revised form of the New Senior Secured Notes Indenture to reflect amendments to the terms of that indenture and (ii) file a form of the indenture that will govern the New Convertible Notes (the “New Convertible Notes Indenture”) and include a description thereof.

March 18, 2013 Amendments to the Exchange Offers and the Plan

The Company filed Supplement No. 1 to the Amended and Restated Offering Memorandum and Disclosure Statement , dated March 18, 2013(“Supplement No. 1”), as Exhibit 99.1 to the Company’s Form 8-K, dated March 19, 2013t. Supplement No. 1 amended the Plan to reflect amended terms of the Plan Support Agreement between RTL and a committee of holders of Existing 2013 Notes. Pursuant to the amendments to the Plan set forth in Supplement No. 1, holders of Existing 2013 Notes would receive cash consideration instead of New Common Stock. As a result of RTL’s $172 million investment and the treatment under the Plan of RTL’s holdings of the debt of CEDC and its subsidiaries, RTL would receive approximately 85% of the New Common Stock in CEDC.

Termination of the Exchange Offers

On March 19, 2013, the Company filed Amendment No. 3 to the Schedule TO to terminate the CEDC Exchange Offer.4 On April 5, 2013, the Company terminated the CEDC FinCo Exchange Offer because the conditions to the offer had not been met.

[4]	On March 22, 2013, at the request of the Staff, the Company filed Amendment No. 4 to the Schedule TO to confirm that no further amendments to the Schedule TO would be filed.

Results of the Plan Vote and Consent Solicitation

On April 4, 2013, the voting and consent periods under the Plan Vote and the Consent Solicitation expired. With respect to the Plan Vote, holders of Existing 2013 Notes and Existing 2016 Notes voted overwhelmingly to accept the Plan.5 With respect to the Consent Solicitation, the requisite consents were obtained to approve the Proposed Amendments, including the Collateral and Guarantee Amendments.6

Chapter 11 Filings by CEDC and CEDC FinCo

On April 7, 2013, CEDC, CEDC FinCo and CEDC Finance Corporation, LLC filed voluntary petitions for reorganization (the “Chapter 11 Cases”) under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to effectuate the Plan. The Chapter 11 Cases are being jointly administered under the caption “In re: Central European Distribution Corporation, et al.” Case No. 13-10738. The confirmation hearing in respect of the Plan is scheduled occur on May 13, 2013.

Execution of the Supplemental Indenture and the New Notes Indentures

Pursuant to the Plan, the Supplemental Indenture will become effective pursuant to an order of the Bankruptcy Court at the time of confirmation of the Plan, which is expected to be May 13, 2013.7 The issuance New Senior Secured Notes Indenture and the New Convertible Notes Indenture will be executed, and the New Notes will be issued, on the effective date of the Plan, which is expected to be on or about May 31, 2013.8

The Company plans to file, as requested by the Staff in the Comment Letter, an amendment to the New Notes Form T-3 to reflect revisions to the New Senior Secured Notes Indenture and the New Convertible Notes Indenture that are consistent with the final terms of the New Notes as set forth in the Amended and Restated Offering Memorandum and Disclosure Statement and Supplement No. 1.

As discussed, the Company intends to file requests for acceleration of effectiveness in respect of the New Notes shortly following the submission of this letter following further consultation with the Staff.

[5]	Holders representing approximately 94% of the outstanding principal amount of Existing 2013 Notes and holders representing approximately 92% of the outstanding principal amount of Existing 2016 Notes voted to approve the Plan.
[6]	Holders representing approximately 95% of the outstanding principal amount of Existing 2016 Notes consented to the Proposed Amendments.
[7]	The Company intends to delay effectiveness of the Supplemental Indenture if an effectiveness order of the Supplemental Indenture Form T-3 has not been granted on the Plan confirmation date until such time as an order of effectiveness is granted by the Commission or (if earlier) such time as the 2016 Notes Indenture is cancelled pursuant to an order of the Bankruptcy Court on the Plan effective date.
[8]	The Company intends to rely upon Section 1145(a) of the Bankruptcy Code as the exemption under the Securities Act for the issuance of the New Notes.

Comment Responses

Set forth below are the Company’s responses to the Staff’s comments set forth in the Comment Letter.

Comment 1:	Please note that we will not be able to accelerate the effectiveness of your applications for qualification until all applicable comments, if any, on the related filings, for example, Schedule TO and Schedule 14A, have been resolved.

Response:	We respectfully wish to inform the Staff that the tender offer to which the Schedule TO relates was terminated on March 18, 2013. Further, the Company has requested the withdrawal of the Proxy pursuant to a letter submitted to the Commission dated the date hereof.

Comment 2:	Please ensure that your Form T-3s are updated to reflect revised deal terms, as applicable. In this respect your Form T-3 with file number 022-28988 does not appear to reflect the terms of the current offer.

Response:	The Company intends to file a second amendment to the Application for Qualification on Form T-3 with file number 022-28988, which will reflect the revised terms of the transaction. This amendment is expected to be filed on or about the confirmation date of the Plan, which is expected to be May 13, 2013.

Comment 3:	We note you intend to obtain exit consents to eliminate certain restrictive covenants and release certain liens, both subject to note-holder approval of at least 50% and 90%, respectively. The existing disclosure in your Form T-3 states that, if the covenants are eliminated but the liens are not released, it would not be deemed an issuance of a new security. Please provide us with your analysis supporting this conclusion.

Response:	The Company has received approval from holders representing greater than 90% of the outstanding principal amount of the Existing 2016 Notes, thereby approving both the Covenant Amendments and the Collateral and Guarantee Amendments. Therefore, the Supplemental Indenture will give effect to both the Covenant Amendments and the Collateral and Guarantee Amendments and the Supplemental Indenture giving effect to all of those amendments will be qualified under the Trust Indenture Act of 1939. The deemed offer of the modified Existing 2016 Notes was made under Section 3(a)(9) of the Securities Act.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7183, or, in my absence, Scott Simpson on +44 20 7519 7040.

Sincerely,

/s/ James A. McDonald
By:	James A. McDonald

cc:	Central European Distribution Corporation

Grant Winterton

Ryan Lee

Brian Morrissey

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Scott Simpson